--------
 FORM 4
--------

[ ] Check this box if
    no longer subject                        U.S. SECURITIES AND EXCHANGE COMMISSION
    to Section 16. Form 4                             WASHINGTON, DC 20549
    or Form 5 obligations
    may continue. See                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Instruction 1(b)
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                               of the Investment Company Act of 1940


----------------------------------------------------------------------------------------------------------------------------------|
|1.Name and Address of Reporting Person*   |2.Issuer Name and Ticker or Trading Symbol  |6.Relationship of Reporting Person       |
|                                          |                                            |  to Issuer (Check all applicable)       |
|    Vance      Christopher     M          | American Water Star, Inc. (AMWS)           |                                         |
|------------------------------------------|                                            |  [X] Director     [ ] 10% Owner         |
|    (Last)     (First)     (Middle)       |                                            |  [ ] Officer      [ ] Other (specify    |
-------------------------------------------|--------------------------------------------|      (give            below)            |
|                                          |3.IRS Identification   |4.Statement for     |       title                             |
|    4560 S. Decatur, Suite 204            |  Number of reporting  |  Month/Year        |       below)                            |
|------------------------------------------|  person, if such      |                    |                                         |
|               (Street)                   |  person is an         |   07/02            |                                         |
|                                          |  entity               |--------------------|-----------------------------------------|
|    Las Vegas         NV        89103     |                       |5.If Amendment,     |7.Individual or Joint/Group Filing       |
|------------------------------------------|                       |  Date of Original  |  (Check applicable line)                |
|        (City)      (State)      (Zip)    |                       |                    |                                         |
|                                          |                       |                    |  [X] Form filed by One Reporting Person |
|                                          |                       |   08/10/02         |  [ ] Form filed by More than One        |
|                                          |                       |                    |      Reporting Person                   |
|---------------------------------------------------------------------------------------------------------------------------------|


                          TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security           |2.Trans- |3.Trans-   |4.Securities Acquired (A)          |5.Amount of    |6.Owner-   |7.Nature    |
|                              |  action |  action   |  or Disposed of (D)               |  Securities   |  ship     |  of In-    |
|                              |  Date   |  Code     |  (Instr. 3, 4 and 5)              |  Beneficially |  Form:    |  direct    |
|                              |         |  (Instr.8)|                                   |  Owned at     |  Direct   |  Benefi-   |
|                              | (Month/ |           |                                   |  End of       |  (D) or   |  cial      |
|                              |  Day/   |-----------|-----------------------------------|  Month        |  Indirect |  Owner-    |
|                              |  Year)  |      |    |               |(A)or|             | (Instr. 3 and |  (I)      |  ship      |
|                              |         | Code | V  |    Amount     |(D)  |    Price    |  4)           | (Instr. 4)| (Instr. 4) |
|---------------------------------------------------------------------------------------------------------------------------------|
|Common Stock, $.0001 Par      | 7/11/02 |  J   |    |  4,000,000    |  D  |  Note (1)   |       0       |    I      | By DeBaux  |
|---------------------------------------------------------------------------------------------------------------------------------|
|Preferred Stock, $.0001 Par   | 5/8/02  |  J   |    |  4,000,000    |  D  |  Note (2)   |       0       |    I      | By DeBaux  |
|---------------------------------------------------------------------------------------------------------------------------------|
|                              |         |      |    |               |     |             |               |           |            |
|---------------------------------------------------------------------------------------------------------------------------------|
|                              |         |      |    |               |     |             |               |           |            |
|---------------------------------------------------------------------------------------------------------------------------------|
|                              |         |      |    |               |     |             |               |           |            |
|---------------------------------------------------------------------------------------------------------------------------------|
|                              |         |      |    |               |     |             |               |           |            |
|---------------------------------------------------------------------------------------------------------------------------------|
|                              |         |      |    |               |     |             |               |           |            |
|---------------------------------------------------------------------------------------------------------------------------------|

* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                            (Print or Type Responses)




FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of |2.Conver-|3.Trans-|4.Transac- |5.Number of Deriv- |6.Date Exer- |7.Title & Amount |8.Price|9.Number|10.Owner-|11.Na- |
| Derivative| sion or | action | tion Code | ative Securities  | cisable and | of Underlying   | of    | of Der-| ship    | ture  |
| Security  | Exercise| Date   | (Instr.8) | Acquired (A) or   | Expiration  | Securities      | Deriv-| ivative| Form    | of In-|
|(Instr.3)  | Price of|(Month/ |           | Disposed (D)      | Date        | (Instr. 3 and 4)| ative | Secur- | of Deri-| direct|
|           | Deriv-  | Day/   |           |(Instr.3, 4 and 5) | (Month/Day/ |                 | Secur-| ities  | vative  | Bene- |
|           | ative   | Year)  |           |                   |  Year)      |                 | ity   | Benefi-| Secu-   | ficial|
|           | Security|        |           |                   |             |                 |(Instr.| cially | rity:   | Own-  |
|           |         |        |           |                   |-------------|-----------------| 5)    | Owned  | Direct  | ership|
|           |         |        |           |                   |      |      |         |Amount |       | at End | (D) or  |(Instr.|
|           |         |        |           |                   |Date  |Expir-|         |or     |       | of     | Indi-   | 4)    |
|           |         |        |           |                   |Exer- |ation |  Title  |Number |       | Month  | rect (I)|       |
|           |         |        |-----------|-------------------|cis-  |Date  |         |of     |       |(Inst.4)|(Instr.4)|       |
|           |         |        |Code |  V  |   (A)   |   (D)   |able  |      |         |Shares |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
| Options   | $.0001  |7/11/02 | A   |     | 500,000 |         |1/1/03| None | Common  |500,000|Note(1)|500,000 |    I    |DeBaux |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
| Options   |50%market|7/11/02 | A   |     | 500,000 |         |1/1/04| None | Common  |500,000|Note(1)|500,000 |    I    |DeBaux |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
| Options   |50%market|7/11/02 | A   |     | 500,000 |         |1/1/05| None | Common  |500,000|Note(1)|500,000 |    I    |DeBaux |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|Convertible|         |        |     |     |         |         |      |      |         |  10   |       |        |         |       |
|Preferred  |  None   |5/8/02  | J   |     |         |4,000,000|2/02  | None | Common  |Million|Note(2)|   0    |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
|           |         |        |     |     |         |         |      |      |         |       |       |        |         |       |
|-----------|---------|--------|-----|-----|---------|---------|------|------|---------|-------|-------|--------|---------|-------|
Explanation of Responses:

(1) On July 11, 2002, DeBaux Holdings LLC ("DeBaux"), an Arizona limited liability company of which Christopher M. Vance is 100%
owner, pursuant to an Agreement dated May 8, 2002, returned 4,000,000 common shares owned by it to the Company for cancellation in exchange for options to purchase up to 1,500,000 shares of the Company's common stock on the terms set forth above.

(2) On May 8, 2002, Mr. Vance represented to the Board of Directors that it would be in the best interests of the Company and its shareholders to retire the 4,000,000 Series A Convertible Preferred Stock owned by DeBaux and, on behalf of DeBaux, returned the
Series A Stock to the Company for cancellation.  Each share of Series A Stock was convertible into 2.5 shares of common stock and entitled the holder to two and one-half (2-1/2) votes for each share of Series A Stock owned by it on all matters that come before the holders of common stock of the Company.







**Intentonal misstatements or omissions of facts
  constitute Federal Criminal violations.
  See 18U.S.V. 1001 and 15 U.S.C. 78ff(a).                 /s/ Christopher M. Vance                   08/12/02
                                                           **Signature of Reporting Person              Date

Note: File three copies of this Form, one of which
      must be manually signed.  If space provided is
      insufficient, see Instruction 6 for procedure.                                                                   Page 2
                                                                                                               SEC 1474 (3/91)